TARPON INDUSTRIES, INC.
                                2420 Wills Street
                              Marysville, MI 48040


                                                       May 30, 2006

 VIA EDGAR

  Securities and Exchange Commission
  Division of Corporate Finance
  450 Fifth Street, N.W.
  Washington, DC  20549

                       RE:   Tarpon Industries, Inc.
                             CIK: 0001303565
                             COMMISSION FILE NO. 333-133461
                             APPLICATION FOR WITHDRAWAL

  Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Tarpon Industries, Inc. (the "Registrant") hereby requests the withdrawal of its registration statement on Form S-3 for 1,197,208 shares of common stock to be sold by registering shareholders (the "Subject Shares"), together with all exhibits related thereto, filed as Commission File No. 333-133461 (the "Form S-3 Registration Statement"). The Form S-3 Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on April 21, 2006 and has not been declared effective.

     The Registrant seeks this withdrawal, as it appears that it was not qualified to register securities using the Form S-3 as of the filing date. Accordingly, the Registrant requests the Commission grant the withdrawal of the S-3 Registration Statement effective immediately.

     Please be advised that no shares were sold pursuant to the above-referenced Registration Statement.

     If  you  have  any  questions  regarding  the  foregoing   application  for
withdrawal, please contact Stuart M. Sieger of Ruskin Moscou Faltischek, P.C., at (516) 663-6546.

                                              Sincerely,
                                              TARPON INDUSTRIES, INC.


                                              By: /s/ Matthew Soderman
                                                  ------------------------------
                                              Name: Matthew Soderman
                                              Title: Chief Accounting Officer